UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 19, 2022, LumiraDx Limited issued a press release announcing its latest cost reduction program. A copy of this press release is furnished as Exhibit 99.1 herewith.

This report on Form 6-K, including Exhibit 99.1 furnished herewith, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No: 333-259874 and File No. 333-264611), and the registration statement on Form F‑3 (File No: 333-264609), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by LumiraDx Limited on December 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: December 19, 2022
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer